Mail Stop 0308

							November 12, 2004


Daniel Tonissen
Chief Financial Officer
EZCORP, Inc.
1901 Capital Parkway
Austin, Texas  78746


	RE:	EZCORP, Inc.
		Item 4.01 Form 8-K filed October 12, 2004
            	File No. 0-19424


Dear Mr. Tonissen:

	    We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We believe that the facts indicated in your filing represent a future dismissal of Ernst & Young. You will need to file an amendment to this Form 8-K when Ernst & Young is no longer serving in any capacity as your principal accountant. The amended Form 8-K should disclose this date and state that there are still no disagreements, if true. The amendment should also include an updated letter from Ernst & Young indicating whether or not they agree with the disclosures in the amendment.

2. We suggest the amendment indicate you dismissed Ernst & Young rather than saying they were terminated. "Dismissed" is the term specified in Rule 3-04 of Regulation S-X.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




EZCORP, Inc.
November 12, 2004
Page 2




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        Any questions regarding the above should be directed to me at
(202) 942-1809, or in my absence to Robert Benton at (202) 942-
1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


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